

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2024

Nick Bhargava
Executive Vice President
Groundfloor Finance Inc.
600 Peachtree Street, Suite 810
Atlanta, GA 30308

> **Re: Groundfloor Finance Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 6**
> **Filed March 5, 2024**
> **File No. 024-12013**

Dear Nick Bhargava:

We have reviewed your amendment and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Form 1-A POS filed March 5, 2024

General

1.   We note your response to prior comment 1 and re-issue. We note that in the Project Summary description boxes you refer to the October 4, 2023 PQA. Please revise to reference the most recent offering circular for the offering contemplated.

2.   We note your response to prior comment 2 and re-issue. We note that the Project Summary continues to reference several LROs relating to the same property. Please clarify whether these LROs will be offered concurrently. Please also clarify whether prior LROs relating to the same property were offered immediately upon qualification of the post qualification amendment. Please ensure your analysis addresses your disclosure that properties with multiple LROs are done as "subsequent draws." To the extent that you will not offer all LROs upon commencement of the offering, it appears you are attempting to conduct this offering on a delayed basis which is not consistent with Rule 251(d)(3)(i)(F) of Regulation A. Please revise or advise.

3. We note your response to prior comment 2 that "the Company's offering of LROs is contingent upon the timely qualification of the relevant offering; in certain instances an offering may be fully subscribed through other channels, before the offering has been qualified." However, Item 6 of Part I of Form 1-A does not reflect any private placements, other than pursuant to Regulation A. Please reconcile.

4. We note your response to prior comment 4 and partially re-issue. We note that in "Incorporation by Reference of Offering Circular" you incorporate by reference to the Form 1-A filed October 4, 2022 and that no securities related to any previously filed PQA are currently being offered and there is no information in any previously filed PQA which is material to the Company's offering described in the current PQA. Please advise how this complies with General Instruction III of Form 1-A. Please specifically address General Instruction III(c), which states in part, "[i]nformation shall not be incorporated by reference or cross-referenced in any case where such incorporation would render the statement or report incomplete, unclear, or confusing" in your analysis and in any response regarding future incorporation reference plans.

5. We note your response to prior comment 6 and re-issue. Please provide additional information about the auto-invest feature, including clarifying whether the investor makes an initial selection and then each monthly transfer will be automatically invested pursuant to the initial selection, what information the investor will be provided and when, and how such feature will confirm the investor meets the qualified purchaser status at time of purchase. In addition, please clearly disclose any limitations on the ability to sell pursuant to this auto-invest feature, such as if there is no qualified offering statement or the company has sold the maximum allowed within the last twelve months.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian Korn